UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower
Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Notice of Failure to Satisfy a Continued Listing Rule or Standard

On August 23, 2019, Amira Nature Foods Ltd (the “Company”) announced that NYSE Regulation, Inc., by letter dated August 16, 2019, notified the Company that it was not in compliance with Section 802.01E of the New York Stock Exchange (“NYSE”) Listed Company Manual because the Company did not timely file its Form 20-F for the fiscal year ended March 31, 2019. The letter further notified the Company that its failure to hold an annual meeting for the year ended March 31, 2019 violated Section 302 of the NYSE Listed Company Manual.

Under the NYSE’s rules, the Company will have six months from August 16, 2019, or until February 16, 2020, to file its Form 20-F. The Company can regain compliance with the NYSE continued listing requirements at any time before that date by filing the Form 20-F with the SEC. The Company would be expected to hold its annual meeting as promptly as practicable thereafter.

As reported in the Form 12b-25 filed with the SEC on July 31, 2019, the Company experienced unexpected delays in the completion of the audit of its financial statements for the year ended March 31, 2019 because of corporate organization restructuring that occurred as a result of the de-consolidation of the Indian subsidiary as of November 18, 2018. The Company intends to file its Form 20-F as soon as practicable.

The NYSE notification has no impact on the Company’s business operations.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the foregoing.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report by Amira Nature Foods, Ltd, (the “Company’) contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends that the Company believes may affect the Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to, risks and uncertainties involving the Company. All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2019	AMIRA NATURE FOODS LTD

	By:	/s/ Karan Chanana
	Name:	Karan Chanana
	Title:	Chief Executive Officer

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